

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Rathna Girish Mathrubootham
Chief Executive Officer
Freshworks Inc.
2950 S. Delaware Street, Suite 201
San Mateo, CA 94403

      Re: Freshworks Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 23, 2022
          File No. 001-40806

Dear Rathna Girish Mathrubootham:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology

cc: Jon Avina